

16014919 COMMISSION
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SEC Mail Processing Section
MAR 14 2016
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Horizons Asset Management Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Racquet Road
(No. and Street)

Newburgh	NY	12550
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank X. Dwyer — 845-567-3930-X101
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

PKF O'Connor Davies
(Name - if individual, state last, first, middle name)

665 Fifth Avenue, New York	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

aKB

OATH OR AFFIRMATION

I, Frank Dwyer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of New Horizons Asset Management Group, LLC, as of December 31st, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO
Title

Subscribed and sworn to before me this 3rd day of February ~~2015~~ 2016

Notary Public

MARTHA H. BARRERA
Notary Public, State of New York
Qualified in Orange County
ID No. 01BA6226235
My Commission Expires Aug. 2, 20 18

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [X] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [X] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [X] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

We have audited the accompanying statement of financial condition of New Horizons Asset Management Group, L.L.C. (the "Company"), as of December 31, 2015, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

As more fully described in the notes to the financial statements, the Company has material transactions with Rhinebeck Bank (the "Parent"). Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties. The Company is economically dependent on its Parent. Future operations are dependent upon continued support from the Parent.

PKF O'Connor Davies, LLP

March 11, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$	**374,559**
Deposit with clearing agent (Note 3)		**25,000**
Accounts receivable		**185,878**
Prepaid expenses and other current assets		**33,116**
Furniture and equipment, net (Note 4)		**5,112**
Total assets	$	**623,665**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	**304,769**
Member's equity		**318,896**
Total liabilities and member's equity	$	**623,665**

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF INCOME

For the Year Ended December 31, 2015

Revenues	
Commissions	
Mutual Funds	$ 78,293
Annuities	427,265
12B1 Fees	448,573
Securities	5,633
Insurance	322,304
Advisory fee income	66,029
Interest and other income	355
Total Revenues	**1,348,452**
Expenses	
Employee compensation and related benefts	632,448
Occupancy	125,410
Payroll taxes	43,456
Advertising	20,032
General and administrative	16,108
Subcontracted labor	362,619
Commissions	42,588
Professional fees	87,537
Administrative fees	41,300
Insurance	20,281
Dues and subscriptions	10,797
Regulatory fees	16,800
Office expenses	12,739
Depreciation	958
Total Expenses	**1,433,073**
Net Loss	**$ (84,621)**

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2015

Member's equity, beginning	$	328,517
Capital Contribution		75,000
Net Loss		(84,621)
Member's equity, ending	$	318,896

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

Cash Flows From Operating Activities	
Net Loss	$ (84,621)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	958
Changes in operating assets and liabilities:	
Decrease in accounts receivable	1,445
Increase in prepaid expenses	(10,914)
Increase in accounts payable and accrued expenses	60,452
Net cash used in operating activities	**(32,680)**
Cash Flows From Investing Activities	
Purchase of furniture and equipment	(5,198)
Net cash used in investing activities	**(5,198)**
Cash Flows From Financing Activities	
Capital Contribution-Rhinebeck Bank	75,000
Net cash provided by investing activities	**75,000**
Net increase in cash	**37,122**
Cash at beginning of year	**337,437**
Cash at end of year	**$ 374,559**

The accompanying notes to the financial statements are an integral part of these statements.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

New Horizons Asset Management Group, L.L.C. (the "Company") was organized in November 1998, and began operating as a broker-dealer upon approval of its registration with the Securities and Exchange Commission ("SEC") in April 2000. The Company's business consists of providing comprehensive brokerage, financial and employee benefit services to individuals and institutions. The Company is a limited liability company wholly owned by Rhinebeck Bank (the "Bank").

The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 ("SEA") and accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The Company also receives commission income from the sale of direct investments which include: Variable Annuities, non-traded real estate investment trusts (REIT's), and Mutual Funds. The Company pays out a portion of the commissions to registered representatives. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are customarily kept by a clearing broker-dealer.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, accounts payable, and accrued expenses, and depreciation, among others.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2015. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 10 years.

Revenue recognition:

The Company receives commission income for brokerage services related to customer trading of securities and mutual funds, insurance sales and insurance annuity contracts. Commissions for direct trades of securities are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as these transactions occur. Backend commissions on mutual funds (12b-1 fees) and annuities are recorded as checks are received from the various product vendors. Upfront commissions for direct trades in mutual funds or annuities are recorded at the date of commitment. Commissions on insurance sales are recorded when checks are received. Investment advisory fees are based on a percentage of assets under management.

Income taxes:

The Company is owned wholly by Rhinebeck Bank and is considered a disregarded entity for income tax purposes. Consequently income taxes are not payable or provided for. Management is not aware of any violation of its income tax status, or any uncertain tax positions taken in the preparation of tax returns.

Prior to 2013 the Company was treated as a partnership for income tax reporting. As of December 31, 2015 the Company's Federal and New York State partnership tax returns filed for the 2011 and 2012 tax years remain subject to examination by the applicable taxing jurisdictions. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as other expenses.

Note 2. Limited Liability Companies

The Company is a limited liability company organized under New York State Law and the entity's life is not finite.

Note 3. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis and holds customer funds. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company.

The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 4. Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2015:

Furniture and Fixtures	$ 14,928
Office Equipment	26,243
	41,171
Less: Accumulated depreciation	(36,059)
Net Total	$ 5,112

The Company recorded depreciation expense of $958 for the year ended December 31, 2015.

Note 5. Retirement Plan

The Company has a 401(k) defined contribution plan. Participants are permitted, in accordance with the provisions of Section 401(k) of the Internal Revenue Code, to contribute up to $18,000 in 2015 of their earnings (as defined) into the plan with the Company matching up to 3%, based on a formula, which is 50% of the 1st 6% of compensation. In addition, a 3% contribution is made by the Company per employee as part of a "Safe Harbor". Pension expense amounted to $23,631 for the year ended December 31, 2015 and is included in employee compensation and related benefits on the statement of income.

Note 6. Lease Commitments

The Company has three operating leases for office space that renew on an annual basis. One lease allows for fixed monthly payments. The other two leases provide for rent based on a predetermined percentage of net revenues, which may be offset by the value of certain securities transactions and other related services provided to the landlord. Rent expense relating to these leases amounted to $98,893 for the year ended December 31, 2015 and was included in occupancy expense on the statement of operations.

Note 7. Related Party Transactions

The Company engages in transactions with the Bank which is the parent entity. These transactions are considered intercompany transactions, in that the Company records an amount due to, while the Bank records a receivable from the Company. The Company pays $3,200 in administrative fees monthly to the Bank related to services the Bank provides to the Company, (i.e. bookkeeping functions, IT services, marketing services,

and other administrative services.) Prior to September 2015, the monthly fee was $2,500. The annual cost for said services in 2015 was $32,800. The Company also records a $500 expense monthly for quarterly payouts to its Board of Directors. Total Directors' Fees for 2015 were $8,500. Furthermore, the costs of marketing materials that relate directly to the promotion of the Company are passed on to the Company, along with any IT services that may be necessary for network maintenance and security. The cost of these expenses amounted to $1,894 for 2015. As of December 31, 2015, the Company owes the Bank $168,142 which is included in accounts payable and accrued expenses on the statement of financial condition.

Note 8. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 9. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (SEA Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $106,109 which is $81,109 in excess of its required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2015 was 287.2%.

Note 10. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator and Designated Examining Authority ("DEA"). This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of

these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last examined by FINRA during 2012.

Note 11. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceed federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Since these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Future Funding Risk
The Company has received capital contributions from its Parent. The Company's future operations may be dependent upon continued support from the Parent.

Note 12. Legal Matters

The Company is presently involved in a legal proceeding related to an employment matter alleged by a former employee. Management believes that the resolution of this matter will not have a material negative effect on the Company and, furthermore, the Company's loss in any event will not exceed $50,000, the maximum insurance deductible applicable as a covered loss under the Company's EPL coverage.

Note 13. Subsequent Events

Management has evaluated subsequent events through March 11, 2016, which is the date the financial statements are available for issuance.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO SEA RULE 15c3-1

December 31, 2015

Total member's equity from statement of financial condition		$ 318,896
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days	$ 35,072	
12b-1 Fees - Receivable	116,343	
Furniture and equipment, net	5,112	
Other Assets	56,260	
Total non-allowable assets		212,787
Net capital		$ 106,109
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 304,769
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 81,109
Percentage of aggregate indebtedness to net capital		287.2%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS Report as of December 31, 2015

See report of independent registered public accounting firm.

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3

SCHEDULE RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

As of December 31, 2015

The Company carries no customer accounts and does not handle cash or securities on behalf of customers and is except from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

See report of independent public accounting firm.

New Horizons Asset Management Group, L.L.C.

Report of Independent Registered
Public Accounting Firm on Review of the
Exemption Report

December 31, 2015



Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Board of Directors and Member of
New Horizons Asset Management, L.L.C.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) New Horizons Asset Management Group, L.L.C. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

March 11, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com



Corporate Office:
11 Racquet Road
Newburgh, NY 12550
845-567-3930
845-567-3996 fax
www.nhamg.com
Member FINRA and SIPC

Exemption Statement Pursuant to Rule 17a-5(d)

As a member of management of New Horizons Asset Management Group, LLC (the Company) I am responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R §240.15c3-3: (k)(2)(ii) (the "exemption provision"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(4). To the best of my knowledge and belief, I state the following:

I have identified the following provisions of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R § 240.15c3-3: (2)(ii) (the "exemption provisions") and the Company has met the identified exemption provisions throughout the period from January 1, 2015 to December 31, 2015 without exception.

The applicable exemption provisions include:

1. The Company is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts for such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements as are customarily made and kept by a clearing broker or dealer.

2. The Company promptly transmits all funds and deliver all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for or securities for, or owe money or securities to, customers.

Any questions regarding the above referenced exemption provisions and the Company's compliance with 17 C.F.R. §240.15c3-3: (k)(1) may be directed to Frank Dwyer.

Frank Dwyer
President & CEO

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

Report of Independent Accountants' on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2015



Report of Independent Accountants' on Applying Agreed-Upon Procedures Related to an Entity's SIPC General Assessment Reconciliation

To the Board of Directors and Member of
New Horizons Asset Management Group, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by New Horizons Asset Management Group, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating New Horizons Asset Management Group, L.L.C.'s compliance with the applicable instructions of Form SIPC-7. New Horizons Asset Management Group, L.L.C.'s management is responsible for New Horizons Asset Management Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of the supporting cancelled checks, noting no differences;

2. Compared the amounts reported on the financial statements included in the Annual Report (formerly the audited Form X-17A-5) for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting revenue schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related revenue schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies, LLP
March 11, 2016

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

08-52174 FINRA DEC
New Horizons Asset Management Group, LLC
11 Racquet Road
Newburgh, NY 12550

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Thomas Hopkins (603) 216-8933

2. A. General Assessment (item 2e from page 2) $ 2,288

B. Less payment made with SIPC-6 filed (exclude interest) (1,098)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,190

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,190

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

New Horizons Asset Management Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 11th day of FEBRUARY, 20 16.

PRESIDENT / CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 15 and ending December 31, 20 15
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,348,452
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Insurance activity for health, life and long term disability	433,331
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	433,331
2d. SIPC Net Operating Revenues	$ 915,121
2e. General Assessment @ .0025	$ 2,288

(to page 1, line 2.A.)

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

ANNUAL REPORT

DECEMBER 31, 2015

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.
TABLE OF CONTENTS FOR ANNUAL REPORT